

Mail Stop 3561

September 4, 2008

By U.S. Mail and Facsimile

Mr. Steve Rubakh
President and Principal Financial Officer
Purchase Point Media Corporation
6950 Central Highway
Pennsauken, NJ 08109

> **Re:** **Purchase Point Media Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **File No. 000-25385**

Dear Mr. Rubakh:

We have reviewed your supplemental response letter dated August 15, 2008 as well as your amended filings and have the following comments. As noted in our comment letter dated July 18, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 16

1. The last paragraph of the report and date refer to Note 13 – Subsequent Events for disclosure regarding the revisions and restatement of the financial statements instead of Note 14 – Financial Statements Revised and Restated. Please revise as appropriate.

Financial Statements

2. We note your responses to our prior comments 5 – 7. We have the following additional comments to further clarify your recording of the recapitalization:

   • Please explain the $74,000 reflected as additional paid in capital at January 1, 2006. We note no additional paid in capital for the accounting acquirer, PSF, prior to the transaction and additional paid in capital of $138,928 for Purchase Point Media Corp. ("PPMC") at June 30, 2007.

- Please explain your adjustment to record the acquisition presented in Schedule B of your response letter dated August 15, 2008. Based on the account balances reported at June 30, 2007 and in your pro forma financial statements filed November 16, 2007, it is not clear how you eliminated PPMC's additional paid in capital of $138,928 and retained deficit of $4,012,813. Please provide us with the balance sheets of the accounting acquirer and PPMC immediately prior to the exchange transaction reflecting your adjustments to record the recapitalization.

3. We note your response to our prior comment 8 regarding the deposit made under a manufacturing agreement by issuing preferred stock valued at $250,000. Please clarify your basis for reflecting the deposit made by the issuance of your preferred stock as a cash transaction in your cash flow statement. Include in your response the amount of cash actually received and paid.

4. Please file an Item 4.02 Form 8-K reporting non-reliance on the financial statements issued prior to your restatement or explain to us in detail why you believe you are not required to do so. Also, please tell us whether you have reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors disclosed.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant